UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.2)*

On September 30, 2020, a filing on Schedule 13D, accession number:
0001814172-20-000004, was inadvertently submitted under the incorrect CIK as a filing made by Hartree Partners, LP. This filing should be disregarded. The filing was subsequently correctly filed under the correct CIK, accession number: 0001814172-20-000005, as a filing for HP Bulk Storage Manager, LLC.